UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

This current report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 of Grupo Televisa, S.A.B. (File No. 333-164595), filed on January 29, 2010.

FOR IMMEDIATE RELEASE

Univision Investor Contact:	Televisa Investor Contact:
Andrew W. Hobson	Carlos Madrazo
Univision Communications Inc.	Grupo Televisa
(212) 455-5362	(5255) 5261-2446

Univision Media Contact:	Televisa Media Contact (U.S.):
Stephanie Pillersdorf/Christina Keiser	Robert Siegfried / Jeremy Fielding
Sard Verbinnen & Co	Kekst and Company
(212) 687-8080	(212) 521-4800

Televisa Media Contact (Mexico):
Manuel Compean
(5255) 5728-3815

GRUPO TELEVISA AND UNIVISION COMPLETE TRANSACTION, EXPANDING AND EXTENDING THEIR STRATEGIC RELATIONSHIP IN THE U.S.

NEW YORK and MEXICO CITY, December 20, 2010 – The world's leading Spanish-language media companies – Univision Communications Inc. (“Univision”) and Grupo Televisa, S.A.B. (“Televisa”, NYSE: TV; BMV: TLEVISA CPO) – today announced the completion of Televisa’s previously-announced investment in Univision and the significant expansion and extension of the Program License Agreement (the “PLA”) between the two companies.

This transaction further strengthens the largest content and multi-distribution media platform for the growing U.S. Hispanic community, and enables both companies to enhance their respective business potential and value creation opportunities.

As a result of the successful refinancing of the majority of Univision’s debt, upon completion of the Televisa investment and application of the net proceeds to repay a portion of the Univision 2015 senior notes, the term of the PLA will be extended to at least 2025 or seven and one-half years after Televisa has sold most of its initial investment in Univision.  The companies also noted that in addition to the U.S. PLA, which now includes Televisa programming for Univision’s traditional and digital media platforms, the two companies have also signed a program license agreement for the territory of Mexico (the “Mexico License Agreement”) under which Televisa has received the right to broadcast Univision´s content in Mexico .

In connection with the investment, three Televisa representatives joined the Univision Board of Directors, which increased to 20 members. Emilio Azcárraga Jean, Chairman of the Board and Chief Executive Officer of Grupo Televisa, Alfonso de Angoitia, Executive Vice President of Grupo Televisa, and Enrique F. Senior Hernández, Managing Director of Allen & Company LLC., were named to the Board of Univision. Additionally, José Bastón Patiño, President of Television and Contents and Member of the Executive Committee of Grupo Televisa, was named alternate member to the Board of Directors of Univision.

Emilio Azcárraga Jean said, “We are very pleased that we have moved rapidly from our initial announcement to the completion of this transaction. Our content has reached U.S. Hispanic audiences through Univision for many years.  With a rapidly growing Hispanic population and increasing success of our content in the United States, this is a very appropriate moment in time to expand our content offerings and extend our agreement with Univision.”

Haim Saban, Chairman of Univision Communications, on behalf of Univision owner Broadcasting Media Partners, Inc., which includes Madison Dearborn Partners, Providence Equity Partners, TPG Capital, Thomas H. Lee Partners and Saban Capital Group said, “With the expansion and extension of the PLA, Univision can now better serve our audience. This further strengthens our unique relationship with the dynamic U.S. Hispanic community. The transaction brings together teams from both companies working in close partnership to identify initiatives aimed at further driving Univision’s success as one of the leading media companies in the U.S.”

“We have been working with Univision since the initial announcement to better explore the opportunities that can be created. We are excited about our findings and ready to start their implementation now that we have completed this transaction,” commented Alfonso de Angoitia. “We are very enthusiastic about the opportunity to create additional value to shareholders of both companies through these initiatives.”

“We are very pleased to have completed this value-creating transaction, which will significantly enhance Univision’s world-class multi-platform offerings for viewers and clients while considerably strengthening the Company’s balance sheet.  The refinancing of Univision’s debt was completed on terms that exceeded our expectations, reflecting the financial community’s confidence in our business and its future.  We look forward to leveraging the full potential of this strategic partnership going forward to better serve our audience and build on our strong foundation to achieve additional growth,” said Joe Uva, Chief Executive Officer of Univision Communications Inc.

About Univision:
Univision Communications Inc. is the premier Spanish-language media company in the United States.  Its operations include Univision Network, the most-watched Spanish-language broadcast television network in the U.S. reaching 95% of U.S. Hispanic Households; TeleFutura Network, a general-interest Spanish-language broadcast television network, which was launched in 2002 and now reaches 85% of U.S. Hispanic Households; Galavisión, the country’s leading Spanish-language cable network; Univision Studios, which produces and co-produces telenovelas, reality shows, dramatic series and other programming formats for all of the Company’s platforms; Univision Television Group, which owns and operates 62 television stations in major U.S. Hispanic markets and Puerto Rico; Univision Radio, the leading Spanish-language radio group which owns and/or operates 68 radio stations in 16 of the top 25 U.S. Hispanic markets and 5 stations in Puerto Rico; and Univision Interactive Media, which includes http://www.univision.com, the premier Spanish-language Internet destination in the U.S., and Univision Móvil, the industry’s most comprehensive Spanish-language suite of mobile offerings. Univision Communications also has a 100% interest in TuTV, formed to broadcast Televisa’s pay television channels in the U.S. Univision Communications has television network operations in Miami and television and radio stations and sales offices in major cities throughout the United States.

About Grupo Televisa:
Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: December 20, 2010	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President